January 11, 2002



VIA EDGAR AND FACSIMILIE

Thomas Jones, Esq.
Mail Stop  4-6
Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549


Re:      Ariel Corporation S-4 Registration
         Bearing SEC File# 333-61736


Dear Mr. Jones:
         Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby apply to the Securities and Exchange Commission to withdraw the above referenced registration statement. This withdrawal is requested due to the termination of the agreement of merger between the registrant and Mayan Networks Corporation. We hereby certify that no securities have been sold in connection with the offering covered by this registration statement.
         If you have any questions regarding this withdrawal, please call our legal counsel, Harold W. Paul, Esq. at (203) 256-8005.


Sincerely,

Ariel Corporation




By: ________________________
    Dennis I. Schneider, CEO